UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of August 2010
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

On or about August 27, 2010, Jinpan International Limited (the "Registrant") caused of Notice of Annual Meeting (the "Notice") to be mailed to its shareholders of record.  The Notice contains instructions on how to access the following documents using the Internet:  (1) the proxy statement dated August 27, 2010 and (2) the 2009 Annual Report.  The proxy statement includes a letter from the Registrant's president and Chief Executive Officer to the shareholders and the Notice of Annual Meeting.

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit No.	Description
1	Notice of Annual Meeting and Proxy Statement dated August 27, 2010.
2	2009 Annual Report.
3	Proxy Cards.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  August 31, 2010

Exhibit No.	Description
1	Notice of Annual Meeting and Proxy Statement dated August 27, 2010.
2	2009 Annual Report.
3	Proxy Cards.

Exhibit 1

Exhibit 2

Exhibit 3

JINPAN INTERNATIONAL LIMITED
c/o Hainan Jinpan Electric Company, Ltd.
No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone
Haikou, Hainan
People's Republic of China
Tel.: (86) 898-6681-1301

August 27, 2010

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Jinpan International Limited to be held at our principal executive offices located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People's Republic of China on Monday, September 27, 2010 at 10:30 a.m., Beijing time. The matters to be acted upon at the meeting are set forth and described in the Notice of Annual Meeting and Proxy Statement which accompany this letter. We request that you read both of them carefully.

We hope that you plan to attend the meeting. However, if you are not able to join us, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to exercise your right as a shareholder and vote your shares by phone, via the Internet, or by signing, dating and returning the enclosed proxy card in the enclosed envelope. If you decide to attend the Annual Meeting, you will be able to vote in person, even if you have previously submitted your proxy.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the affairs of Jinpan International Limited. I look forward to greeting as many of our shareholders as possible at the meeting.

Sincerely,

Li Zhiyuan
President, Chairman of the Board of Directors
and Chief Executive Officer

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.
No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone
Haikou, Hainan
People's Republic of China

**NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 27, 2010**

To the Shareholders of Jinpan International Limited:

NOTICE IS HEREBY GIVEN that the 2010 Annual Meeting of Shareholders (the "Meeting") of Jinpan International Limited (the "Company," "we," "us," or "our") will be held at our principal executive offices located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan People's Republic of China, on Monday, September 27, 2010 at 10:30 a.m., Beijing time, to consider and act upon the following matters:

1. To elect six (6) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified;

2. To ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the 2010 fiscal year; and

3. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Information regarding the matters to be acted upon at the Meeting is contained in the accompanying proxy statement.

The close of business on August 23, 2010 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or any adjournment or postponement thereof.

By Order of the Board of Directors

Li Zhiyuan
President, Chairman of the Board of Directors
and Chief Executive Officer

August 27, 2010

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on September 27, 2010.

The proxy statement and 2009 annual report to shareholders are available at
www.edocumentview.com/jst_mtg

YOUR VOTE IS IMPORTANT

Whether or not you expect to attend the meeting, we urge you to promptly vote your shares. Shareholders of record may do so by completing, signing, dating and returning the enclosed proxy card in the addressed postage prepaid envelope provided, which requires no postage if mailed in the United States. Alternatively, shareholders of record may vote by telephone or Internet in accordance with the instructions on the enclosed proxy card. Have your proxy card in front of you when voting by telephone or the Internet as it contains important information that is required to access the system. Submitting your proxy now will not prevent you from voting your stock at the meeting if you desire to do so, as your vote by proxy is revocable at your option. If you hold shares in "street name" through an institution, you may vote your shares by any method specified on the voting instruction form provided by or on behalf of the institution.

Voting by the Internet or telephone is fast, convenient, and your vote is immediately confirmed and tabulated. Most important, by using the Internet or telephone, you help us reduce postage and proxy tabulation costs. Or, if you prefer, you can vote by mail by returning the enclosed proxy card in the addressed, prepaid envelope provided.

PLEASE DO NOT RETURN THE ENCLOSED PROXY CARD IF YOU ARE VOTING OVER THE INTERNET OR BY TELEPHONE.

VOTE BY INTERNET	VOTE BY TELEPHONE
http://www.envisionreports.com/JST_MTG	**1-800-652-VOTE (8683) via touch tone phone**
24 hours a day / 7 days a week	toll-free 24 hours a day / 7 days a week
INSTRUCTIONS:	**INSTRUCTIONS:**
Read the accompanying Proxy Statement.	Read the accompanying Proxy Statement.
Go to the following web site:	**Call toll-free 1-800-652-VOTE (8683).**
http:// www.envisionreports.com/JST_MTG	Have your proxy card in hand and follow the instructions.
Have your proxy card in hand and follow the instructions. You can also register to receive all future shareholder communications electronically, instead of in print. This means that the annual report, Proxy Statement, and other correspondence will be delivered to you electronically via e-mail.	

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.
No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone
Haikou, Hainan
People's Republic of China

PROXY STATEMENT

———————

Why am I receiving these materials?

We have delivered printed versions and made available to you on the Internet, this proxy statement, a proxy card and the 2009 annual report in connection with our solicitation of proxies for use at the Annual Meeting, to be held on Monday, September 27, 2010 at 10:30 a.m., Beijing time, and at any postponement(s) or adjournment(s) thereof. These materials were first sent or given to the holders of common shares, par value $0.0045 per share, of Jinpan International Limited (the "Company") on or about August 27, 2010. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. The Annual Meeting will be held at our principal executive offices located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan People's Republic of China.

What is included in these materials delivered to you?

These materials include:

- the 2009 annual report;
- this Proxy Statement for the Annual Meeting; and
- a Proxy Card.

In addition, our annual report for the year ended December 31, 2009 is available on the Internet at www.edocumentview.com/jst_mtg.

What items will be voted on at the Annual Meeting?

Shareholders will vote on two items at the Annual Meeting:

- the election to the Board of the six nominees named in this Proxy Statement (Proposal No. 1);
- the ratification of the selection of Grant Thornton LLP as our independent registered public accounting firm for the 2010 fiscal year (Proposal No. 2); and
- the transaction of such other business as may properly come before the Meeting or any adjournment or postponement thereof.

What are the Board's voting recommendations?

The Board recommends that you vote your shares:

- "FOR" each of the nominees to the Board (Proposal No. 1); and
- "FOR" the ratification of the selection of Grant Thornton LLP (Proposal No. 2).

Where are the Company's principal executive offices located and what is the Company's main telephone number?

Our principal executive offices are located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People's Republic of China. Our main telephone number is (201) 460-8778.

I share an address with another shareholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we are delivering a single copy of the 2009 annual report, this Proxy Statement and a proxy card to multiple shareholders who share the same address unless we have received contrary instructions from one or more of the shareholders. This procedure reduces our printing costs, mailing costs and fees. Shareholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the 2009 annual report, this Proxy Statement and a proxy card to any shareholder at a shared address to which we delivered a single copy of any of these documents. Shareholders may request a separate copy by:

(1) *Via the Internet*. Going to www.envisionreports.com/JST_MTG, clicking on "Request Materials" and following the instructions to order a paper or email copy of the current meeting materials;

(2) *By Telephone*. Calling 1-866-641-4276 (toll free), using a touch-tone phone and following the instructions provided to order a paper copy of the current meeting materials to be delivered by mail; or

(3) *By Email*. Emailing investorvote@computershare.com with "Proxy Materials Jinpan International Limited" in the subject line. Include in the message the shareholder's full name and the physical or email address to which the current meeting materials should be sent and state in the email that the shareholder wants a paper or electronic copy, as applicable, of the current meeting materials.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received at least 10 days before the meeting.

Shareholders who hold shares in "street name" (as described below) may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

How can I get electronic access to the proxy materials?

In addition to the hard copy materials included with this Proxy Statement, our proxy materials are also available on our website at www.edocumentview.com/jst_mtg.

There you may choose to receive future proxy materials by e-mail which will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Who may vote at the Annual Meeting?

Each of our common shares has one vote on each matter. As of August 23, 2010, there were 16,425,456 common shares of the Company issued and outstanding, held by 11 holders of record. Only shareholders of record as of the close of business on August 23, 2010 (the "Record Date") are entitled to receive notice of, to attend, and to vote at the Annual Meeting.

What is the difference between a shareholder of record and a beneficial owner of shares held in street name?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the shareholder of record with respect to those shares, and the proxy materials are sent directly to you by us.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the proxy materials are forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

If I am a shareholder of record of the Company's shares, how do I vote?

There are four ways to vote:

- *In person.* If you are a shareholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive.

- *Via the Internet.* You may vote by proxy via the Internet by going to the following website:

  http://www.envisionreports.com/JST_MTG

  Have your proxy card in hand and follow the instructions. You can also register to receive all future shareholder communications electronically, instead of in print. This means that the annual report, Proxy Statement, and other correspondence will be delivered to you electronically via e-mail.

- *By Telephone.* You may vote by proxy by calling **1-800-652-VOTE (8683) via touch tone phone**. Have your proxy card in hand and follow the instructions.

- *By Mail.* You may vote by proxy by filling out the proxy card and sending it back in the envelope provided.

If I am a beneficial owner of shares held in street name, how do I vote?

There are four ways to vote:

- *In person.* If you are a shareholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive.

- *Via the Internet.* You may vote by proxy via the Internet by going to the following website:

  www.proxyvote.com

  Have your proxy card in hand and follow the instructions. You can also register to receive all future shareholder communications electronically, instead of in print. This means that the annual report, Proxy Statement, and other correspondence will be delivered to you electronically via e-mail.

- *By Telephone.* You may vote by proxy by calling the number specified on your Form.

- *By Mail.* You may vote by proxy by filling out the proxy card and sending it back in the envelope provided.

What is the quorum requirement for the Annual Meeting?

The holders of a majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, if you:

- are present and vote in person at the Annual Meeting; or

- have voted on the Internet, by telephone or by properly submitting a proxy card or vote instruction form by mail.

If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

How are proxies voted?

All valid proxies received prior to the Annual Meeting will be voted. All shares represented by a proxy will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions.

What happens if I do not give specific voting instructions?

Shareholders of Record. If you are a shareholder of record and you:

- indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or

- sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. See the section entitled "Other Matters" below.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."

Which ballot measures are considered "routine" or "non-routine"?

The election of directors (Proposal No. 1) is a non-routine item and the ratification of the selection of Grant Thornton LLP (Proposal No. 2) is a routine measure. A broker or other nominee may generally vote on routine measures, but not non-routine measures. Therefore, some broker non-votes are expected to exist in connection with Proposal No. 1.

How are broker non-votes treated?

Broker non-votes are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the shareholders have approved all matters other than the election of directors (Proposal No. 1) and the ratification of the selection of Grant Thornton LLP (Proposal No. 2), broker non-votes have the same effect as an "AGAINST" vote. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the proxy materials.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. Shares not present at the Annual Meeting and abstentions have no effect on the election of directors (Proposal No. 1) and the ratification of the selection of Grant Thornton LLP (Proposal No. 2). For the purpose of determining whether the shareholders have approved all other matters, abstentions have the same effect as an "AGAINST" vote.

What is the voting requirement to approve each of the proposals?

For Proposal No. 1, the six nominees receiving the highest number of affirmative votes of the outstanding shares of our common shares present or represented by proxy and voting at the Annual Meeting will be elected as directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

Approval of Proposal No. 2 requires the affirmative vote must constitute a majority of the voting power present or represented by proxy and voting at the Annual Meeting.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting. You may vote again on a later date via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Annual Meeting will be counted), by signing and returning a new proxy card or vote instruction form with a later date, or by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering to our Legal Counsel, Albert Sheng, at c/o Jinpan International (USA) Ltd., 390 Veterans Blvd, Carlstadt, New Jersey 07072, a written notice of revocation prior to the Annual Meeting.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation and certification of votes; and
- to facilitate a successful proxy solicitation.

Who will serve as the inspector of election?

Ms. Lin Yu, an Executive Assistant, will serve as the inspector of election.

Who is paying for the cost of this proxy solicitation?

We are paying the costs of the solicitation of proxies.

We must also pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- forwarding printed proxy materials by mail to beneficial owners; and
- obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, certain of our directors, officers and regular employees, without additional compensation, may solicit proxies personally or by telephone, facsimile or e-mail on our behalf.

How can I attend the Annual Meeting?

Attendance at the Annual Meeting is limited to shareholders. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 10:00 a.m. Beijing time, and each shareholder may be asked to present valid picture identification such as a driver's license or passport and proof of stock ownership as of the Record Date.

Proposal 1

ELECTION OF DIRECTORS

At the Meeting, shareholders will elect six (6) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified. Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of Li Zhiyuan, Ling Xiangsheng, Stephan R. Clark, Donald S. Burris, Dr. Li-Wen Zhang and Dr. Cai Xu (singularly a "Nominee" and collectively, the "Nominees"), to serve as directors upon their nomination and election at the Meeting. All Nominees currently serve on the Board of Directors. Each Nominee has advised us of his or her willingness to serve as a director of the Company. In case any Nominee should become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies have discretionary authority to vote the Proxies for one or more alternative nominees who will be designated by the Board of Directors.

Nominees for Directors

The Nominees for the Board of Directors of the Company are as follows:

Name	Age	Position
Li Zhiyuan	55	Chairman of the Board of Directors
Ling Xiangsheng	58	Vice Chairman of the Board
Stephan R. Clark	57	Director
Donald S. Burris	67	Director
Dr. Li-Wen Zhang	57	Director
Dr. Cai Xu	46	Director

Executive Officers

The executive officers of the Company are as follows:

Name	Age	Position
Li Zhiyuan	55	President and Chief Executive Officer
Ling Xiangsheng	58	Vice President
Jing Yuqing	47	Secretary
Mark Du	49	Chief Financial Officer

All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the Board of Directors at the first Board of Directors' meeting after each annual meeting of shareholders and hold office until their death, resignation or removal from office.

Information about Nominees and Executive Officers

Set forth below is certain information with respect to each Nominee and our executive officers:

Li Zhiyuan has served as our Chairman of the Board of Directors, President, and Chief Executive Officer since April 1997, and of our predecessor, Haikou Jinpan Special Transformer Works ("Haikou Jinpan"), since August 1993, and as Chairman of the Board of Directors and Chief Executive Officer of Hainan Jinpan Electric Co. Ltd. ("Jinpan Hainan") since June 1997. From October 1991 to present, Mr. Li served as General Manager of Haikou Rongda Enterprise Company and Director of Hainan's KaDa Manufacturing Company, a Sino-Japanese joint-venture. From August 1988 to October 1991, Mr. Li served as General Manager of Hainan Jindao Yacht Company. From August 1982 to October 1988, Mr. Li was employed as an engineer at Guangxi Electric Power Institute. Mr. Li is responsible for the overall management of our operations. He is married to Jing Yuqing.

Ling Xiangsheng has served as our Vice Chairman of the Board of Directors and Vice President since May 1997, and of our predecessor, Haikou Jinpan, since August 1993 and is responsible for the design, manufacture and development of our cast resin transformers. He has also served as the Vice President of Jinpan Hainan since June 1997. From June 1990 to December 1992, Mr. Ling was the chief consultant for the Danycast Company in Thailand where he was responsible for the entire production process of its cast resin transformer line. From January 1980 to June 1990, Mr. Ling was employed by the Beijing Transformer Company ultimately serving as Chief Engineer and General Manager for its cast resin transformer plant. Between October 1985 and February 1986, Mr. Ling attended Fuji Electric Company in Japan to study vacuum cast resin insulated transformer manufacturing technology. Mr. Ling was responsible for designing China's first cast resin transformer.

Stephan R. Clark was elected to our Board of Directors in 2006. Mr. Clark served as Group Vice President of Connectivity Solutions and Chief Operating Officer at Avaya Communications from January 2000 to January 2004. From October 1997 to January 2000, Mr. Clark served as the Marketing and Sales Vice President of Lucent Power Systems. From January 1982 to October 1997, Mr. Clark worked at AT&T where he acted as the managing director and chief representative in China and the regional managing director for the Asia/Pacific, as well as holding various sales and marketing positions. While at AT&T, Mr. Clark also served as program director for the AT&T Executive Education Program at the Wharton School at the University of Pennsylvania and the chairman for the Public Affairs Committee of American Chamber of Commerce in the People's Republic of China. Mr. Clark holds a B.F.A. degree in political communication from Southern Methodist University and a M.A. in Management from the University of Texas at San Antonio.

Donald S. Burris was elected to our Board of Directors in June 2001. Mr. Burris is the senior principal in the firm of Burris & Schoenberg, LLP, an AV-rated West Coast based law firm with a national and international practice. Mr. Burris served as editor-in-chief of the Georgetown Law Journal and as a law clerk to the Honorable James R. Browning of the United States Court of Appeals for the Ninth Circuit and has taught at the Georgetown Law Center, Loyola University School of Law, and the International Law Institute in Washington, D.C. Mr. Burris also served with distinction as a Special Counsel for the United States Senate Watergate Committee. Mr. Burris brings thirty-one years of experience as a successful businessman and business litigation attorney who has counseled clients from both a business and legal perspective.

Dr. Li-Wen Zhang was elected to our Board of Directors in June 2003. Dr. Zhang is a permanent staff member of the United Nations Department of General Assembly Management Affairs currently in Economic and Social Council Servicing Branch. As part of the managing staff, Dr. Zhang provided consulting services to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996, Dr Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001 and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

Dr. Cai Xu was appointed to our Board of Directors in July 2009. Since 2002, Dr. Cai has been a faculty member of the School of Electronic, Information, and Electrical Engineering at Shanghai Jiaotong University. Since

2008, he has chaired the University's Wind Energy Research Centre. From 1988 to 2002, Dr. Cai served on the faculty of China University of Mining and Technology's Department of Electrical Engineering. From 1983 to 1985, Dr. Cai served as a researcher at the Wuhan Power Bureau's High Voltage Power Research Institute. Dr. Cai received his Ph.D and master's degrees in electrical engineering from China University of Mining and Technology. He received his bachelor's degree in power generation and electrical systems from China South East University.

Jing Yuqing has served as our Corporate Secretary since 1997, the president of our subsidiary Jinpan USA since 2000, and a director of our subsidiary Jinpan Hainan since 1993. From 1997 to 2002, Ms. Jing served as a director on our board. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is the wife of Li Zhiyuan.

Mark Du has served as our Principal Financial Officer since September 2002. Since January 1993, Mr. Du has been Controller of PC Warehouse, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a CPA.

Committees

We have three Board committees: a Nominating and Corporate Governance Committee, an Audit Committee, and a Compensation Committee. A copy of each committee's charter is available on our website at *www.jstusa.net* by clicking on "Investors Relations," "Corporate Governance," and the applicable charter.

<u>Nominating and Corporate Governance Committee</u>

Our Nominating and Corporate Governance Committee (the "<u>Nominating Committee</u>") consists of Dr. Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark, each of whom are independent directors as defined under the listing standards of the NASDAQ Stock Market. The functions of the Nominating Committee include identifying individuals qualified to become members of the Board; selecting, or recommending to the Board, the director nominees for the next annual shareholder meeting; selecting candidates to fill any vacancies on the Board; and developing and recommending to the Board a set of corporate governance principles applicable to the corporation. The Nominating and Corporate Governance Committee held four (4) meetings during 2009.

The process followed by the Nominating Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, meeting from time-to-time to evaluate biographical information and background material relating to potential candidates, and interviewing selected candidates by committee members.

In deciding whether to include a candidate in the Board's list of recommended director nominees, the Nominating Committee will look at criteria including the candidate's integrity, business acumen, knowledge of our business and industry, experience, independence and the ability to act in the interests of all shareholders. The Nominating Committee does not assign specific weight to any particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities.

Shareholders may recommend individuals to the Nominating Committee for consideration as director candidates by submitting their names to the Nominating Committee. Such communications should be addressed to our Legal Counsel, Albert Sheng, at c/o Jinpan International (USA) Ltd., 390 Veterans Blvd., Carlstadt New Jersey 07072 ,together with appropriate biographical information and background materials and a statement as to whether the

shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our common shares for at least a year as of the date such recommendation is made. Upon receipt of appropriate biographical and background material, the Nominating Committee will evaluate shareholder recommended candidates by following substantially the same process and applying substantially the same criteria that it follows for candidates submitted by others.

Audit Committee

Our Audit Committee (the "Audit Committee") consists of Dr. Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark, each of whom is an independent director as defined under the listing standards of the NASDAQ Stock Market, as required for Audit Committee members. The functions of the Audit Committee include the nomination of independent registered public accounting firm for appointment by the Board; meeting with the independent registered public accounting firm to review and approve the scope of their audit engagement; meeting with our financial management and the independent registered public accounting firm to review matters relating to internal accounting controls, our accounting practices and procedures and other matters relating to its financial condition; and to report to the Board periodically with respect to such matters. Stephan R. Clark acts as the Audit Committee's "Audit Committee Financial Expert" under the applicable rules and regulations of the SEC. The Audit Committee held five (5) meetings during 2009.

Compensation Committee

Our Compensation Committee (the "Compensation Committee") consists of Dr. Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark, each of whom are independent directors as defined under the listing standards of the NASDAQ Stock Market. The function of the Compensation Committee is to administer the 1997 Stock Option Plan and the 2006 Stock Incentive Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers and executive officers of our subsidiaries. The Compensation Committee held three (3) meetings during 2009.

Meetings and Meeting Attendance

Our Board of Directors holds regularly scheduled annual meetings and as many special meetings as necessary. Typically, committee meetings occur the day prior to the Board meeting. At each annual Board meeting, time is set aside for the independent directors to meet without management present. Our Board held two (2) meetings and took nine (9) actions by unanimous written consent during fiscal year 2009.

All incumbent directors attended 75% or more of the Board meetings and meetings of the committees on which they served during the last fiscal year. Directors are encouraged to attend the Annual Meeting of Shareholders. The Chairman and Vice Chairman of the Board attended the 2009 Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth specific information as of August 23, 2008, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding Common Shares, (ii) each of our directors, and (iii) each of our directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class
Common Shares	Li Zhiyuan (2)	3,726,862	22.68%
Common Shares	Jing Yuqing (3)	3,726,862	22.68%
Common Shares	Ling Xiangsheng (4)	624,992	3.80%
Common Shares	Stephan R. Clark (5)	12,666	*
Common Shares	Li-wen Zhang (6)	25,500	*
Common Shares	Donald S. Burris (7)	18,228	*
Common Shares	Cai Xu	-	-
Common Shares	All executive officers and directors as a group (7 persons)(8)	4,408,248	26.83%

* Represents share ownership of less than one percent (1%).

(1) We believe that all persons named in the table have sole investment power with respect to all Common Shares beneficially owned by them, unless otherwise noted in these footnotes.

(2) Represents (i) 2,498,726 common shares, (ii) 12,000 common shares issuable upon exercise of options granted under the 2006 Plan with an exercise price of US$15.36 per share and expire on February 5, 2014, and (iii) 1,204,136 common shares and options to purchase 12,000 common shares beneficially owned by Jing Yuqing, the wife of Mr. Li, as to which Mr. Li disclaims beneficial ownership.

(3) Represents (i) 1,204,136 common shares, (ii) 12,000 common shares issuable upon exercise of options granted under the 2006 Plan with an exercise price of US$15.36 per share and expire on February 5, 2014, and (iii) 2,498,726 common shares and 12,000 common shares issuable upon exercise of options granted under the 2006 Plan beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership.

(4) Represents 612,992 common shares and 12,000 common shares issuable upon exercise of options granted under the 2006 Plan. These options have an exercise price of US$15.36 per share and expire on February 5, 2014.

(5) Represents 12,666 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$7.68 to US$15.28 and March 10, 2012 to February 5, 2014, respectively.

(6) Represents 4,000 common shares and 21,500 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dated ranging from US$7.68 to US$15.28 and March 10, 2012 to February 5, 2014, respectively.

(7) Represents 4,228 common shares and 14,000 common shares issuable upon exercise of currently

exercisable share options. The options have exercise prices and expiration dates ranging from US$15.36 to US$30.57 and March 10, 2012 to February 5, 2014, respectively.

(8) Represents 4,324,082 common shares and 84,166 common shares issuable upon exercise of currently exercisable share options issued to all directors and executive officers.

Compensation of Directors and Officers

The total compensation paid to our directors and officers during fiscal year 2009 was US$ 1,054,700 comprised of salaries in the amount of US$ 785,940 and bonuses in the amount of US$ 268,760. During 2009, we did not reserve for any pension, retirement or similar benefits for our directors and officers.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A VOTE IN FAVOR OF EACH OF THE NOMINEES NAMED IN THE PROXY.

Proposal 2

RATIFICATION OF SELECTION OF GRANT THORNTON LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors has selected Grant Thornton LLP as our independent registered public accounting firm for the 2010 fiscal year, subject to ratification by our shareholders at the Meeting. A resolution for the ratification of the selection of Grant Thornton LLP as our independent registered public accounting firm will be submitted for consideration.

Grant Thornton LLP has indicated to us that it will not have a representative present at the Meeting. If the resolution selecting Grant Thornton LLP as independent registered public accounting firm is adopted by the shareholders, the Board of Directors nevertheless retains the discretion to select different auditors should it then deem it in our best interests. Any such future selection need not be submitted to a vote of shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by our external auditors that are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor's independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from our management, at the time of approval of our annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to us and our subsidiaries by Grant Thornton as well as a report regarding the extent of such services actually provided by Grant Thornton during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Stephan R. Clark, the Audit Committee's appointed delegate in respect of audit-related and non audit-related services. Additional services from Grant Thornton and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

All (100%) audit-related and non-audit-related services performed by Grant Thornton during 2009 were reported to, and the services proposed to be provided during 2009 were pre-approved by, the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to Grant Thornton for all services, including audit services, for the years ended December 31, 2009 and 2008, respectively.

	Year Ended December 31, 2008	Year Ended December 31, 2009
Audit Fees	RMB 2,110,000	RMB 2,441,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other fees	-	-
Total	RMB 2,110,000	RMB 2,441,000

"Audit Fees" are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits, consents and assistance with and review of documents filed with the SEC.

"Audit-Related Fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

"Tax Fees" are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A VOTE IN FAVOR OF RATIFYING PROPOSAL 2.

MISCELLANEOUS

Other Matters

Management does not intend to bring before the Meeting for action any matters other than those specifically referred to above and is not aware of any other matters which are proposed to be presented by others. If any other matters or motions should properly come before the Meeting, the persons named in the Proxy intend to vote thereon in accordance with their judgment on such matters or motions, including any matters or motions dealing with the conduct of the Meeting.

Proxies

All shareholders are urged to fill in their choices with respect to the matters to be voted on, sign and promptly return the enclosed form of Proxy.

By Order of the Board of Directors,

Li Zhiyuan
President, Chairman of
the Board of Directors and
Chief Executive Officer

August 27, 2010

Jinpan International Limited
2009 Annual Report


JST

SAFE HARBOR STATEMENT
Safe Harbor Provision

This Annual Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

- our ability to successfully implement our business strategy;
- the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;
- the effects of rapid technological changes and vigorous competition in the markets in which we operate;
- uncertainties about the future growth in electricity consumption and infrastructure;
- development in the markets in which we operate;
- other factors or trends affecting the industry generally and our financial condition in particular;
- the effects of the higher degree of regulation in the markets in which we operate;
- the effects of additional or higher taxes in the countries in which we operate;
- general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;
- the monetary and interest rate policies of the countries in which we operate;
- changes in competition and the pricing environments in the countries in which we operate;
- exchange rates; and
- other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2009 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

At Jinpan International Ltd.
Mr. Mark Du,
Chief Financial Officer
+1 (201) 460-8778

At ICR, Inc.:
In China:
Yuening Jiang
+86 10 6599 7965

At ICR, Inc.:
In U.S.
Bill Zima
+1 (203) 682-8200

A letter from our CEO.


龍馬精神

Li Zhiyuan,
Chairman of the Board & Chief Executive Officer

Dear Fellow Shareholders,

August 27, 2010

We are pleased to report positive results for the 2009 fiscal year. We achieved strong annual financial results. We also had substantial success in expanding our customer base and product offering.

Performance Highlights in 2009

In 2009, we experienced a pricing environment with declining raw materials costs, which boosted our margins but also increased low cost competition. We met this challenge by cutting unit sales prices and simultaneously increasing efforts to secure orders of customized, higher margin products, leveraging our advanced engineering capabilities and access to international markets.

Because of these efforts, unit sales of transformers in 2009 increased 22% domestically and 29% internationally. Full year net sales grew slightly to US$159 million and net income grew by 46% to US$29 million. Our cash flows from operating activities also increased by over 25% in 2009 to over US$22 million. We ended 2009 with almost US$24 million in cash and cash equivalents, which gives us ample financial flexibility even as we continue to grow our operations.

For the third consecutive year, Jinpan was named in the Forbes List of "Asia's Best 200 Under a Billion" in October 2009. This list recognizes companies with consistent sales and profit growth. Jinpan was one of 78 companies from the China/Hong Kong subset to make this prestigious list. Our continued inclusion in this list in 2009 is a testament to management's strong execution and the hard work and dedication of our employees, partners and customers who have made this recognition possible.

The following are highlights from our 2009 financial results:

- Net sales for 2009 increased 3.2% to US$158.9 million from US$154.0 million in 2008 as a result of increased transformer, switch gear and unit substation sales to a broader customer base. Wind energy products represented nearly US$29 million, or 18% of net sales for the year.

- Gross profit for the year increased 37.5% to US$67.2 million from US$48.9 million in 2008. Gross profit margin increased to 42.3% from 31.7% in 2008.

• Net income for 2009 increased 46.4% year over year to US$29.0 million from US$19.8 million in 2008.

• Earnings per diluted share increased 46.5% year over year to US$3.56 from US$2.43 in 2008.

Recent Developments & 2010 Outlook

In the first half of 2010, we experienced a slowdown in sales. Domestic sales remained steady, but we received fewer purchase orders than anticipated from international OEM customers in the first half of 2010. We continue to see low prices for key raw materials, which contributed to increased domestic price competition, especially for standard transformers. Consequently, we issued negative guidance on both sales and net income for 2010.

Despite the head winds we faced in the first half of 2010, we still remain confident in the long-term growth outlook for our company. The fundamental trends driving growth in infrastructure development and electricity consumption in China remain significant. Global investment in alternative green energy infrastructure, particularly wind energy, continues to grow and we continue to achieve success diversifying our base of international OEM (original equipment manufacturers) customers, which can contribute to our future sales growth. We remain focused on our strategy to expand production facilities, develop new products in our cast resin transformer and wind power businesses, further improve manufacturing efficiencies and broaden both our domestic and international customer base. As the economic recovery unfolds, we are positioned to aggressively pursue new market opportunities.

We are excited by the growth opportunities available. We believe that we are on our way to establish Jinpan as a leading supplier to electric equipment. We invite you, our shareholders, to join us on this journey

Sincerely,



Li Zhiyuan
Chairman of the Board and Chief Executive Officer
Jinpan International Ltd.


沟 通 协 作 高• 效 务 •实 效 益 为 本
JST Core Steel Workshop - Wuhan



Our Business

Jinpan International designs, manufactures, and markets equipment for the control and distribution of electricity. Our primary product lines include cast resin transformers, switchgears, and reactors. We also manufacture high-end integrated assemblies such as transformer substations.

We are a market leader in the production of cast resin transformers in China with a widely recognized reputation for excellent product quality, customer service, and manufacturing efficiency. Additionally, we are a global supplier of transformer products and have been qualified to supply transformers to international OEMs. Between 2007 and 2009, our export sales increased from US$6 million to US$23.7 million.

We provide power control and distribution solutions for both conventional and alternative energy applications. Since we began to supply reactors and transformers for wind power applications to OEM customers in 2007, this has become one of our fastest growing product offerings. We believe that technologies in smart grid and alternative energy, particularly wind power, will drive future investments in electrical infrastructure. To capitalize on this market opportunity, we are investing in the development of new products and manufacturing capabilities. In 2009, we completed the first phase of a new facility in Shanghai dedicated to the production of wind energy and smart grid products. Over the past two years, we have invested considerable resources on product development and we plan to introduce a new gas-insulated switchgear product and wind energy product to the market in 2011 and 2012, respectively.



JST Final Assembly - Haikou

Our Products



Cast Resin Transformers

We manufacture cast resin transformers for the distribution of electricity. Our standard distribution transformers draw high voltage electricity from power lines and lower the voltage to levels suitable for general use. We also offer customized transformers for a range of special applications, such as rectification or traction duty transformers for rail systems, variable frequency drive conversion transformers for electric motors, and special transformers for nuclear power stations and wind towers.

Our transformers are used by utilities to build out electric grids and are used in a wide range of industrial, public infrastructure, and commercial and residential development projects. Our cast resin transformers are UL, CE, and CCC certified and meet the technical standards demanded by most major world markets.

Our Products


A1
B1
C1
A2
B2
C2

Vacuum Pressure Impregnated (VPI) Line Reactors

Similar in technology to transformers, although much lower in voltage and transforming capacity, line reactors are critical components of wind towers. Reactors limit currents, filter waveforms and attenuate electrical noise and harmonics associated with the inverter and driver output of wind powered turbines. We supply reactors for both 1.5MW and 2.5MW wind towers.



Switchgears and Unit Substations

Our switchgears are used to isolate electric equipment in the grid and de-energize electrical equipment to allow engineers to perform maintenance. We offer medium and low voltage switchgears that are manufactured under license from Schneider Electric and switchgears that we have developed.

To meet customer demands for packaged solutions, we offer the unit substation, which integrates switchgears, transformer, and power control electronics into a compact, fully enclosed unit. The unit substation functions as a mini-power transformation station that lowers the voltage of electricity drawn from the grid to levels that can be fed into general purpose transformers. Unit substations are widely used in commercial and residential developments.

Our Manufacturing Facilities

We operate three state of the art manufacturing facilities in the Chinese cities of Haikou, Wuhan, and Shanghai. To maximize efficiency, the manufacture of each core product line is concentrated in a single facility: our Haikou facility specializes in the manufacture of customized transformers (including transformers for wind power applications) and conventional switchgear products; our Wuhan facility specializes in the production of standard transformers for the Chinese market; and our Shanghai facility is dedicated to the manufacture of non-transformer wind power products, such as reactors, and integrated assemblies. In 2011, we plan to launch the production of gas insulated switchgears in Shanghai.

Key statistics on each of our manufacturing facilities are presented in the chart below:

Stats	Haikou	Wuhan	Shanghai	Total
Established	1993	2008	2009（Phase I）	
Size	50,000㎡	20,000㎡	72,000㎡	142,000㎡
Products	Customized Transformers; Switchgears	Standard Transformers	Reactors; CIGS Switchgear (2011)	
Employees	689	157	138	984
Capacity*	6 Mil KVA	3 Mil KVA		



J&T Haikou

Our Manufacturing Facilities



JST Wuhan



JST Shanghai



JST Carlstadt



JST Storage Area - Haikou

OUR ENGINEERING AND MANAGEMENT CAPABILITIES

We believe that our engineering capabilities distinguish us from our domestic competitors in China and enable us to pursue high value opportunities at home and abroad. We adapt our transformers to a wide range of conventional and alternative energy applications, providing custom solutions to customers with special power distribution requirements. We have on staff more than 90 engineers equipped with state-of-the-art CAD tools, which allow them to build 3D models and 2D projections, verify design constraints, and collaborate on the same platform. We have also developed proprietary software for the design of electromagnetic systems in cast resin transformers, which utilizes a design database that we've built up over the years and enables our engineers to leverage years of accumulated experience and knowledge in solving new problems.

Our reputation as a reliable, efficient manufacturer of high quality power distribution products is founded on adherence to scientific management principles. We strictly implement international quality, environmental, and work health and safety standards, which enable us to efficiently manufacture our products on a large scale. Our manufacturing facilities are certified to meet ISO 9001, ISO14001, and OHSAS 18001 standards. We also made substantial investments in computerized management systems. All of our manufacturing facilities run on SAP's Enterprise Resource Planning System, which combines management, inventory and cost control information on one integrated platform.





OUR GROWTH STRATEGY

- **Continue to increase capacity and efficiency in manufacturing and service**

We have increased our capacity to meet future demand from domestic and international customers. Our new manufacturing facility in Wuhan, completed in mid 2008, has reached 80% of its operational capacity. The first phase of construction of our Shanghai facility was completed in late 2009 and we have moved the production of reactors to this facility. These two new facilities increased our production capacity for transformer and wind energy products and enhanced our manufacturing efficiency by allowing each facility to specialize on a core product line. The Shanghai facility in particular significantly enhanced our capability to manufacture high-tech, high quality non-transformer wind power and integrated assembly products, which would enable us to address a growing market for alternative energy and smart grid solutions. In 2009, we opened a new office and warehouse facility in Carlstadt, New Jersey and in 2010, we procured transformer testing equipment for this facility. This New Jersey facility will allow us to better serve our U.S. based customers, increase our international visibility, and capitalize on new growth opportunities in the U.S.

- **Enhance our global presence**

Our strategy of securing important product certifications in major markets and working with OEM customers has allowed our transformer products to penetrate the U.S. and other international markets. In 2009, the value of our exports reached US$23.7 million, accounting for 14.9% of total sales. Even though export sales in 2010 are expected to decline due to weaker global demand, we made significant progress in diversifying our international OEM customer base. In 2010, we qualified as suppliers of cast resin transformer products to two large European OEMs with operations worldwide. Although we have shipped a limited number of transformers to these new customers to date, we are optimistic about the prospects of long term cooperation. Counting our primary U.S.-based OEM customer, the addition of the two new European OEM customers brings the total number of Jinpan's international OEM customers to three. At this time, we are in the process of qualifying as a supplier of transformers for wind energy applications to a large European OEM that specializes in wind power. If our efforts are successful, we expect to become a qualified supplier to this customer in 2011. These efforts, combined with our increased capacity have laid a strong foundation for future growth when global demand revives.

- **Invest in research and development to compete favorably within the market**

We are focused on developing new products for alternative energy and smart grid applications, which we believe represent long term opportunities for growth in China and abroad. We spent approximately US$6 million on research and development in 2009 and have budgeted US$6 million for R&D spending in 2010. For the past year and a half, we have worked with a large OEM customer to develop a new wind energy product which, if successful, we expect to bring to market in late 2011 or the first half of 2012. Additionally, our engineers have designed a new gas insulated switchgear, which we expect to introduce in early 2011.

Working closely with our customers to expand the range of applications for our transformer products, we continue to expand our competitive advantage by improving the design and manufacture of customized transformers. In 2009, customized transformers (including those developed for wind power applications) accounted for approximately 45% of net sales from transformers. This year, we expect sales of customized transformers to account for up to 70% of net sales from transformers and we expect this number to continue to grow in the future.

- **Capitalize on macroeconomic trends**

Growth in China's infrastructure market remains robust. Despite lower transformer prices and slower global demand, our business in China remains strong. We expect volume of transformers shipped in 2010 to grow by 10% over that of 2009 and most of this growth can be attributed to our domestic sales in China market. Recently, Jinpan's transformer products for both conventional and wind power applications have won broader recognition by international OEMs. We are well positioned to capitalize on future investments in the development of infrastructure and alternative energy globally.

INDEX TO FINANCIAL STATEMENTS

	Pages
JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES:	
Reports of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-3
Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007	F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2009, 2008 and 2007	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	F-6
Notes to Consolidated Financial Statements	F-7

Grant Thornton
均富

Member of Grant Thornton International Ltd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited and its subsidiaries (the Company) as of December 31, 2009 and 2008, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jinpan International Limited and its subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO*)* and our report dated June 15, 2010 expressed an unqualified opinion thereon.

Grant Thornton

Hong Kong
June 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Jinpan International Limited

We have audited Jinpan International Limited and its subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jinpan International Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009, and our report dated June 15, 2010 expressed an unqualified opinion on those financial statements.

Grant Thornton

Hong Kong
June 15, 2010

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2009 and 2008

			December 31,	
		2009	2009	2008
	Note	US$	RMB	RMB
		(In thousands, except number of shares and per share data)		
Assets				
Current assets:				
Cash and cash equivalents		$ 23,664	161,554	105,120
Restricted cash		2,085	14,235	9,081
Notes receivable		7,315	49,942	33,386
Accounts receivable, net	4	64,173	438,109	401,120
Inventories, net	5	25,618	174,898	217,418
Prepaid expenses		9,780	66,770	32,153
Land use right	6	283	1,931	898
Other receivables		2,369	16,174	16,536
Total current assets		135,287	923,608	815,712
Property, plant and equipment, net	7	26,716	182,398	124,256
Construction in progress		1,811	12,361	41,314
Land use right	6	5,709	38,974	40,704
Goodwill		12,340	84,245	84,245
Other assets		47	318	-
Deferred tax assets	9	351	2,399	2,052
Total assets		$ 182,261	1,244,298	1,108,283
Liabilities and shareholders' equity				
Current liabilities:				
Short-term bank loans	10	-	-	80,000
Accounts payable		$ 10,385	70,899	77,096
Notes Payable	8	5,009	34,200	-
Income tax	9	1,848	12,614	25,047
Value added tax		5,754	39,284	47,782
Advances from customers		3,995	27,277	53,408
Commission payable		12,946	88,379	67,081
Accrued employee benefits		320	2,182	6,656
Government grants	11	548	3,738	2,926
Other liabilities		2,967	20,259	15,915
Total current liabilities		$ 43,772	298,834	375,911
Long-term liability:				
Government grants	11	907	6,194	1,090
Long Term bank loans	10	1,643	11,216	-
Shareholders' equity:				
Convertible preferred stock, US$0.0045 par value:				
Authorized shares - 2,000,000				
Issued and outstanding shares – none in 2009 and 6,088 in 2008	19	-	-	-
Common stock, US$0.0045 par value:				
Authorized shares – 40,000,000				
Issued and outstanding shares – 16,425,456 in 2009 and 16,379,368 in 2008	19	74	605	603
Common stock - warrants		854	6,232	6,232
Additional paid-in capital		35,525	281,106	270,928
Reserves		3,906	31,451	31,451
Retained earnings	19	87,326	609,941	425,471
Accumulated other comprehensive income		8,764	3,339	3,122
		$ 136,449	932,674	737,807
Less: Treasury shares at cost,				
Common stock –263,306 in 2009 and 404,940 in 2008		(510)	(4,620)	(6,525)
Total shareholders' equity		$ 135,939	928,054	731,282
Total liabilities and shareholders' equity		$ 182,261	1,244,298	1,108,283

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2009, 2008 and 2007

		Year ended December 31,			
		2009	2009	2008	2007
	Notes	US$	RMB	RMB	RMB
		(In thousands, except number of shares and per share data)			
Net sales	16	158,879	1,084,303	1,086,875	903,361
Costs and expenses:					
Cost of products sold		(91,699)	(625,817)	(741,887)	(588,941)
Selling and administrative		(36,039)	(245,956)	(185,055)	(173,434)
		(127,738)	(871,773)	(926,942)	(762,375)
Non operating income					
Other income, net		775	5,286	10,794	2,052
Dividend income		-	-	249	152
Interest income		261	1,783	876	920
		1,036	7,069	11,919	3,124
Non operating expenses:					
Interest expenses		(212)	(1,446)	(8,433)	(3,515)
Income before income taxes		31,965	218,153	163,419	140,595
Income taxes	8	(2,993)	(20,428)	(23,742)	(16,809)
Net income		28,972	197,725	139,677	123,786
Earnings per share					
-Basic		US$1.81	RMB 12.33	RMB 8.74	RMB 7.76
-Diluted		US$1.78	RMB 12.15	RMB 8.59	RMB 7.65
Weighted average number of shares					
-Basic		16,028,152	16,028,152	15,970,160	15,953,510
-Diluted		16,269,440	16,269,440	16,261,196	16,181,260

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2009, 2008 and 2007

	Number of treasury shares	Number of common shares	Number of preferred shares	Treasury stock RMB	Warrants RMB	Common shares RMB	Convertible preferred stock RMB	Additional paid-in capital RMB	Reserves RMB	Retained earnings RMB	Accumulated Other Comprehensive Income RMB	Comprehensive Income RMB	Total RMB
	(In thousands, except for number of shares)												
Balance at January 1, 2007	-416,940	16,343,234	12,222	-6,736	-	602	1	274,779	29,186	192,547	-160		490,219
Net income	-	-	-	-	-	-	-	-	-	123,786	-	123,786	123,786
Transfer to reserves	-	-	-	-	-	-	-	-	2,265	-2,265	-	-	-
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	-14,579	-	-	-14,579
Issued shares	-	-	-	-	6,232	-	-	-6,232	-	-	-	-	-
Exercise of stock options for cash	12,000	30,000	-	211	-	-	-	146	-	-	-	-	357
Employee stock-based expenses	-	-	-	-	-	-	-	1,576	-	-	-	-	1,576
Available-for-sale securities	-	-	-	-	-	-	-	-	-	-	5	5	5
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	2,210	2,210	2,210
												126,001	
Balance at December 31, 2007	-404,940	16,373,234	12,222	-6,525	6,232	602	1	270,269	31,451	299,489	2,055		603,574
Net income	-	-	-	-	-	-	-	-	-	139,677	-	139,677	139,677
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	-13,695	-	-	-13,695
Preferred stock to common shares	-	6,134	-6,134	-	-	1	-1	-	-	-	-	-	-
Employee stock-based expenses	-	-	-	-	-	-	-	659	-	-	-	-	659
Available-for-sale securities	-	-	-	-	-	-	-	-	-	-	69	69	69
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	998	998	998
												140,744	
Balance at December 31, 2008	-404,940	16,379,368	6,088	-6,525	6,232	603	-	270,928	31,451	425,471	3,122		731,282
Net income	-	-	-	-	-	-	-	-	-	197,725	-	197,725	197,725
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	-13,255	-	-	-13,255
Preferred stock to common shares	-	6,088	-6,088	-	-	-	-	-	-	-	-	-	-
Exercise of stock options for cash	141,634	40,000		1,905		2	-	3,983					5,890
Employee stock-based expenses	-	-	-	-	-	-	-	6,195	-	-	-	-	6,195
Available-for-sale securities	-	-	-	-	-	-	-	-	-	-	-	-	-
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	217	217	217
												197,942	
Balance at December 31, 2009	-263,306	16,425,456	-	-4,620	6,232	605	-	281,106	31,451	609,941	3,339		928,054

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007

	Year ended December 31,			
	2009	2009	2008	2007
	US$	RMB	RMB	RMB
	(In thousands)			
Operating activities				
Net income	28,972	197,725	139,677	123,786
Adjustments to reconcile net income to				
net cash provided by/(used in) operating activities:				
Depreciation	3,738	25,512	11,725	9,615
Deferred income taxes	(51)	(347)	3,832	(5,095)
Allowance for doubtful accounts	339	2,314	(1,946)	6,535
Loss/(gain) on disposal of property, plant and equipment	(4)	(28)	69	369
Employee stock-based compensation	908	6,195	659	1,576
Loss /(gain) from sales of available-for-sales securities	-	-	(69)	-
Changes in operating assets and liabilities				
Restricted cash	(755)	(5,154)	1,250	(258)
Accounts receivable	(5,759)	(39,304)	(85,316)	(121,525)
Notes receivable	(2,426)	(16,555)	(21,608)	(4,257)
Inventories	6,231	42,526	(29,635)	(42,630)
Prepaid expenses	(5,072)	(34,616)	25,789	(21,727)
Other receivables	6	43	(6,587)	(4,211)
Accounts payable	(908)	(6,197)	30,613	(1,788)
Income tax	(1,822)	(12,433)	7,885	12,579
Value added tax	(1,245)	(8,496)	29,562	14,030
Advances from customers	(3,829)	(26,131)	19,573	5,265
Commission payable	3,121	21,298	395	24,470
Accrued employee benefits	(655)	(4,474)	3,305	(4,583)
Government grants	867	5,916	(12,071)	7,070
Other liabilities	667	4,551	10,903	(2,253)
Net cash provided by/(used in) operating activities	22,323	152,345	128,005	(3,032)
Investing activities				
Purchases of property, plant and equipment	(8,017)	(54,717)	(78,235)	(39,658)
Proceeds from sales of property, plant and equipment	109	747	15	216
Payment for construction-in-progress	-	-	(20,241)	(7,667)
Purchase of Land use right	-	-	(33,556)	-
Acquired minority interest	-	-	-	(89,420)
Proceeds from sales of available-for-sales securities	-	-	1,481	-
Net cash used in investing activities	(7,908)	(53,970)	(130,536)	(136,529)
Financing activities				
Increase(Decrease) in Notes payable	5,011	34,200	-	(8,294)
Proceeds from bank loans	6,495	44,327	294,333	105,432
Repayment of bank loans	(16,574)	(113,111)	(286,358)	(80,170)
Proceeds from exercise of stock options	863	5,891	-	357
Decrease in dividend payable to minority shareholders	-	-	-	2,733
Dividends paid	(1,942)	(13,255)	(13,695)	(14,579)
Net cash provided by/(used in) financing activities	(6,147)	(41,948)	(5,720)	5,479
Effect of exchange rate changes on cash	(12)	7	(1,194)	(7,673)
Net increase/(decrease) in cash and cash equivalents	8,256	56,434	(9,445)	(141,755)
Cash and cash equivalents at beginning of year	15,408	105,120	114,565	256,320
Cash and cash equivalents at end of year	23,664	161,554	105,120	114,565
Interest paid	257	1,756	8,495	3,261
Income taxes paid	4,364	29,780	763	9,827

The accompanying notes form an integral part of these consolidated financial statements.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the "Company") was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2009, the Company had direct interests in the following subsidiaries:

Name of entity	Date of establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Hainan Jinpan Electric Co., Ltd. ("Hainan Jinpan")	June 3, 1997	95%	RMB 152,163,000	Manufacturing and sale of cast resin transformers
Jinpan International (USA) Limited ("Jinpan USA")	February 18, 1998	100%	US$10,000	Marketing of cast resin transformers
Jinpan Electric (China) Co. Ltd. ("Jinpan China")	January 12, 2007	100%	RMB 93,360,000	Manufacturing and sale of cast resin transformers

Jinpan International Limited owns 100% of the common stock of Jinpan USA, a New York corporation, and Jinpan China, a foreign-funded PRC limited liability company registered in Wuhan, Hubei China. Jinpan International and Wuhan Jinpan Electric Co. Ltd jointly own 95% and 5%, respectively, of Hainan Jinpan, a sino-foreign cooperative joint venture registered in Haikou, Hainan China. Jinpan China and Hainan Jinpan jointly owns 95% and 5% respectively of Wuhan Jinpan, a domestically funded PRC limited liability company registered in Wuhan, Hubei China. Hainan Jinpan and Jinpan China jointly own 70% and 30% of Shanghai Jinpan, a domestically funded PRC limited liability company registered in Shanghai China. Hainan Jinpan also owns 100% of Jinpan Research and Development Company. The Company and its majority owned subsidiaries are hereinafter collectively referred to as the "Group."

The Company is a holding company and its common shares, par value US$0.009 per share,[1] are referred to herein as the "Common Shares." Substantially all of the Group's operations are conducted in the People's Republic of China (the "PRC") and its principal market is in the PRC.

The term of Hainan Jinpan is 50 years, ending on September 3, 2047, and can be extended with the mutual consent of the joint venture parties, subject to the approval of the relevant PRC government authorities. The co-operative joint venture can be terminated upon the unanimous agreement of the Board of Directors of Hainan Jinpan. In the event that the term of Hainan Jinpan is not extended, the joint venture will be dissolved and liquidated pursuant to the provisions of applicable law and the joint venture agreement. In addition, Hainan Jinpan may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including but not limited to, the inability of the entity to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties thereto.

Jinpan USA is primarily engaged the sale of cast resin transformers and wind energy products to customers in the US and worldwide.

Jinpan China is formed under the foreign funded limited liability company law of the PRC. The term of Jinpan China is 50 years, ending on January 11, 2057 and can be extended upon approval of the PRC government. Jinpan China can be dissolved upon the agreement of foreign investors due to financial losses or a natural disaster that causes Jinpan China to be unable to continue operations. Hainan Jinpan and Jinpan China are primarily engaged in the design, manufacture and sale of cast resin transformers, switchgears, unit substations and wind energy products.

[1] As of December 31, 2009, the Company's par value was $0.009 per share. On February 6, 2010, the Company effected a two-for-one stock split, whereby the Company's par value changed to $0.0045 per share.

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of Hainan Jinpan and Jinpan China, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The reporting currency of the Group is Renminbi ("RMB"), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars ("US$") using the People's Bank of China's rate of RMB 6.83 to US$1, the prevailing rate on December 31, 2009, and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of RMB 6.82 to US$1 for the year 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are directly and indirectly wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Group maintains certain bank accounts in the PRC which are not protected by FDIC insurance or other insurance. There was approximately RMB 167 million held in non-US banks or financial institutions as of December 31, 2009. As of December 31, 2009, the Group held approximately RMB 8.9 million (US$ 1.3 million) cash in the United States of which RMB 5.5 million (US$0.8 million) was in excess of FDIC insurance limits. At December 31, 2009, the Group had approximately RMB 14.2 million restricted cash related to products guaranty insurance.

(c) Trade Receivables

Trade receivables, which generally have 30 to 120 day terms, are recognized and carried at original invoice amounts less an allowance for doubtful accounts. Credit is offered to customers based on their payment history, financial capability, and credit rating. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. We also make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, the customers' current credit status and known market factors, to record a specific reserve for customers against their corresponding receivable amounts. These specific reserves are re-evaluated and adjusted as additional information affects the estimated amounts. We write off receivables against allowance for doubtful account when they are deemed uncollectible.

(d) Notes Receivable

For accounts receivable in which payment is received in the form of short-term financial instruments, the Group classifies such accounts receivable as notes receivable. These short-term financial instruments generally mature, and thus are convertible into cash, in six months or less.

(e) Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted average cost method.

We periodically review our inventory for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines. We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and evaluate market conditions. Possible changes in these estimates could result in a write down of inventory. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable then projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Estimated useful lives are as follows:

Buildings	10 - 20 years
Machinery and equipment	6 - 10 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Maintenance and repair costs of a routine nature are expensed as incurred. Expenditures for major renewals and improvements that extend the life of an asset are capitalized.

(g) Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2009 represents a manufacturing factory that was under construction but was not ready for occupancy at year end and machinery under installation. Interest related to construction-in-progress of nil, RMB 0.2 million, and nil was capitalized for the years ended December 31, 2009, 2008, and 2007, respectively.

(h) Impairment of Long-lived Assets

For long-lived assets used in operations, the Group records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their respective carrying amounts. If less, the impairment losses are based on the excess of the carrying amounts of these assets over their respective fair values. Their fair values would then become the new cost basis. Fair value is determined by quoted market prices, if available. When quoted market prices are not available, the present value of the future estimated net cash flow is generally used. For assets held for sale, impairment losses are measured at the lower of the carrying amount or the fair value less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured at their carrying amount less salvage value, if any, at the time the assets cease to be used.

(i) Income Taxes

.

The Group uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that such benefits will more-likely-than-not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The National People's Congress, China's parliament, promulgated on March 16, 2007, set a unified corporate income tax rate of 25% applicable to both domestic and foreign funded companies. The new tax rate of 25% will take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 22% for 2010, 24% for 2011, and 25% for 2012. However, Hainan Jinpan was recognized as a technically advanced enterprise at the end of 2008 and is entitled to a 15% tax rate for three years commencing from January 1, 2008. Jinpan China is not subject to income tax for 2008 and 2009. From 2010 to 2012, the income tax rate applicable to Jinpan China will be one half of the prevailing rate. Shanghai Jinpan is taxes at 1.25% of sales. (For more information on Jinpan China's effective tax rates, see Note 8. Deferred Tax Assets and Income Taxes.)

The Group classifies tax penalties and interest expense as income tax expense.

(j) Value Added Tax

All of the Group's products sold in the PRC are subject to Chinese VAT at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing its finished products. The VAT amounts paid and available for offset are maintained in VAT Tax payables.

(k) Goodwill

Under ASC 350, *Goodwill and Other intangible Assets*, goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset's carrying amount. If the fair value is less than the carrying amount of the asset, the second step of the impairment test is performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss cannot exceed the carrying amount of goodwill.

(l) Foreign Currency Translation

The reporting currency of the Group is the Renminbi. The functional currency of Hainan Jinpan and Jinpan China is Renminbi and the functional currency of the Company and Jinpan USA is the US dollar. Financial statements for these entities have been translated into Renminbi in accordance with ASC 830, *Foreign Currency Translation*. Asset and liability accounts are translated using the exchange rates in effect at the balance sheet date, and shareholders' equity accounts are translated at the historical exchange rate. Income statement and cash flows amounts are translated using the average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year-to-year are reported in Accumulated Other Comprehensive Income (Loss). The effect on the transaction gains and losses as reported on the Consolidated Statements of Income is insignificant for all years presented herein.

(m) Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases. Rentals applicable to such operating leases are reported on the Consolidated Statements of Income and determined using the straight-line basis over the applicable lease term. The Operating Lease Rental Expense incurred by the Group during the years ended December 31, 2009, 2008 and 2007 amounted to RMB 3.9 million, RMB 2.9 million and RMB 2.9 million, respectively.

(n) Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery occurs, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. For our products, there are no acceptance provisions, installation or other services required after the delivery. Revenue is recognized on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(o) Non-Operating Income

For the Group's non-operating transactions, income is recognized as follows:

(i) interest income from bank deposits is recognized on a time proportionate basis using the principal outstanding and at the applicable interest rate; and

(ii) government grant income is recognized as a component of other income when the relevant approvals are received from the government and any grant terms are met. If management does not believe that sufficient objective and positive evidence exists to conclude that approval of the grant from government is probable, the receipt of the grant is not recognized as income.

(p) Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

(q) Earnings Per Common and Common Equivalent Share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. The number of ordinary equivalent shares is related to outstanding stock options and warrants and is calculated using the treasury stock method.

(r) Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group's available-for-sale securities and foreign currency translation adjustments are included in Accumulated Other Comprehensive Income (Loss).

The following are the components of Accumulated Other Comprehensive Income (Loss):

	Unrealized Gain/(Loss) on Securities	Foreign Currency Translation Adjustments	Total
	RMB	RMB	RMB
		(in thousands)	
Balance at January 1, 2008	(69)	2,124	2,055
Unrealized gain/(loss) on available-for-sale securities	69	-	69
Foreign currency translation adjustments	-	998	998
Balance at December 31, 2008	-	3,122	3,122
Net gain/(loss) on available-for-sale securities	-	-	-
Foreign currency translation adjustments	-	217	217
Balance at December 31, 2009	-	3,339	3,339

(s) Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation to develop new products or processes, or significantly enhance existing products or production processes, and implement new methods of design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2009, 2008 and 2007 were RMB 40.8 million, RMB 16.1 million and RMB 5.3 million, respectively.

(t) Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 3.0 million, RMB 0.5 million and RMB 0.5 million in advertising costs during 2009, 2008 and 2007, respectively.

(u) Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 20.5 million, RMB 24.1 million and RMB 20.1 million in shipping and handling costs during 2009, 2008 and 2007, respectively.

(v) Stock-based Compensation

We record stock-based compensation expense based upon the grant date fair value of share-based awards. The fair value of the award is recognized as expense ratably over the requisite service periods. We use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life and interest rates to determine fair value.

.

(For more information on the valuation methods used for options and warrants, see note 19(h), (i) and (k), Stock Option Activity, Option Valuation Assumptions and Warranty Valuation Assumptions, respectively.)

(w) Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year. The product warranty expense incurred in each year from 2007 through 2009 is not considered significant and the product warranty expense has not correlated with sales volume, thus, the Group

recorded warranty expense as incurred. The Group incurred RMB 1.3 million, RMB 1.8 million, and RMB 2.5 million in product warranty expense during the years ended December 31, 2009, 2008 and 2007, respectively.

(x) New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued authoritative guidance regarding Purchase Price Allocations, Business Combinations), which provides enhanced guidance related to the measurement of identifiable assets acquired, liabilities assumed and disclosure of information related to business combinations and their effect on the company. This guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on the Company's financial statements.

In December 2007, the FASB issued authoritative guidance regarding Consolidation, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51). This requires all entities to report noncontrolling interests (previously referred to as minority interests) in subsidiaries as a separate component of equity in the consolidated financial statements. Moreover, This guidance eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring that such be treated as equity transactions. ASC 810 is effective for fiscal years beginning after December 15, 2008. We expect the impact to be limited to any business combination transaction that occurs after December 31, 2008. In 2009, the Company did not have any business combination activities.

In July 2008, the FASB issued authoritative guidance regarding, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This new guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The new guidance was effective for the Company beginning July 1, 2008, for certain financial assets and liabilities. The new guidance was effective for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis beginning July 1, 2009. The adoption of this guidance did not have a material impact on the Company's financial statements.

In May 2009, the FASB issued authoritative guidance for, Subsequent Events (formerly SFAS No. 165, Subsequent Events). This standard sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods ending after June 15, 2009. The Company adopted this standard for the year ended December 31, 2009. The Company assessed events subsequent to December 31, 2009 for potential recognition and disclosure in the consolidated financial statements. In February 2010, the FASB amended and clarified certain recognition and disclosure requirements for public and certain other entities. Under these amendments, certain entities are required to evaluate subsequent events through the date that the financial statements are issued. Further, an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This amendment is effective for financial statements issued for interim or annual periods ending after June 15, 2010. This amendment is not expected to have a material impact on the Company's financial statements.

In June 2009, the FASB issued FAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting.* This standard represents the last numbered standard issued by the FASB under the old (pre-Codification) numbering system, and amends the GAAP hierarchy. On July 1, 2009, FASB launched FASB's new Codification (i.e. the Accounting Standards Codification (ASC)). The Codification supersedes existing GAAP for non-governmental entities. The Codification did not have a material impact on the Company's financial statements.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures* (Topic 820)—Measuring Liabilities at Fair Value, which provides guidance on how to measure liabilities at fair value in circumstances where a quoted price in an active market for the identical liability is not available. This update is effective for the first reporting period, including interim periods, beginning after issuance. The adoption of this update did not have a material impact on the Company's financial statements.

In October 2009, the FASB issued ASU No. 2009-17, Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. It requires reporting entities to evaluate former qualifying special purpose entities for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. This ASU also requires additional year-end and interim disclosures and is effective for fiscal years commencing after November 15, 2009. We are assessing the potential impact of adoption of this standard.

In January 2010, the FASB issued ASU 2010-06, *Value Measurements and Disclosures – Improving Disclosures about Fair value Measurements*, which amends ASC Subtopic 820-10, *Fair Value Measurements and Disclosures – Overall*. ASU 2010-06 requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarifications are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance and settlements in roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for the interim periods within those fiscal years. We do not expect the provisions of ASU 2010-06 to have a material impact on our consolidated financial statements.

Fair Value Measurement

In accordance with the guidance, a fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. It established a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). We consider the amount of cash , accounts receivable, other assets , accounts payable and other liabilities to approximate their fair values .

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable of the Group at December 31, 2009 and 2008 were as follows:

	2009	2009	2008
	US$	RMB	RMB
	(In thousands)		
Accounts receivable – trade	66,362	453,056	413,752
Less: allowance for doubtful accounts	(2,189)	(14,947)	(12,632)
Accounts receivable, net	64,173	438,109	401,120
Movement of allowance for doubtful accounts			
Balance at January 1	(1,852)	(12,632)	(16,046)
Reversal (provided) during the year	(420)	(2,868)	1,946
Less: Written off during the year	83	553	1,468
Balance at December 31	(2,189)	(14,947)	(12,632)

5. INVENTORIES, NET

Inventories of the Group at December 31, 2009 and 2008 were as follows:

	2009	2009	2008
	US$	RMB	RMB
	(In thousands)		
Finished products	10,651	72,717	88,952
Products in process	147	1,003	30,068
Raw materials	15,278	104,309	101,142
	26,076	178,029	220,162
Less: provision for inventories	(458)	(3,136)	(2,744)
Inventories	25,618	174,893	217,418

	2009	2009	2008
	US$	RMB	RMB
	(In thousands)		
Movement of provision for inventories			
Balance as at January 1	(402)	(2,744)	(1,089)
Provided during the year	(56)	(392)	(1,655)
Less: Written off during the year	-	-	-
Balance as at December 31	(458)	(3,136)	(2,744)

6 LAND USE RIGHT

All lands in the PRC are state-owned and no private land ownership rights exist.
The Group has obtained land use right certificates for all its facilities and amortizes the land use right on a straight line basis over 50 years.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plan and equipment of the Group at December 31, 2009 and 2008 were as follows:

	2009	2009	2008
	US$	RMB	RMB
		(In thousands)	
Buildings	18,339	125,203	67,905
Machinery and equipment	16,541	112,926	95,646
Motor vehicles	2,290	15,634	14,882
Furniture, fixtures and office equipment	2,457	16,774	11,131
	39,627	270,537	189,564
Less: accumulated depreciation	(12,911)	(88,144)	(65,308)
	26,716	182,393	124,256

The Group's buildings are located in the PRC and USA and the land on which the Group's buildings are situated in the PRC are State-owned. The property in the U.S. is owned by Jinpan USA. Depreciation expense in 2009, 2008 and 2007 was RMB 25.5 million, RMB 11.7 million and RMB 9.6 million respectively. The depreciation was included both in cost of good sold and selling and administrative expense.

8. NOTES PAYABLE

In April 2009, Hainan Jinpan entered into material purchasing agreement with a supplier in China. The notes were payable to the supplier and were unsecured, short term and non-interest bearing. As of December 31, 2009, the balance of the note payable was RMB 34.2 million.

9. DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the State of New Jersey. In 2008, Jinpan USA had net operating loss carryforward from previous years, which offset a portion of profit generated during 2008.

In accordance with the relevant PRC income tax laws applicable to Sino-foreign joint venture enterprises, Hainan Jinpan was taxed at the applicable tax rate of 15% from 2005 to 2007. In 2008, Hainan Jinpan's applicable tax rate is 18%, however, at the end of 2008, Hainan Jinpan was recognized as a technically advanced enterprise by the PRC government and was approved for a preferential tax rate of 15% for three years commencing from January 1, 2008.

Jinpan China is exempt from corporate income tax for 2008 and 2009, and from 2010 to 2010 will be subject to a 12.5% tax rate in accordance with PRC income tax law.

Shanghai Jinpan is taxed at 1.25% of sales.
Pretax income (loss) for the years ended December 31, 2009, 2008 and 2007 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2009	2009	2008	2007
	US$	RMB	RMB	RMB
	(In thousands)			
British Virgin Islands	(1,947)	(13,288)	(12,759)	(10,742)
United States of America	859	5,865	19,238	6,552
The People's Republic of China	33,053	225,576	156,940	144,785
	31,965	218,153	163,419	140,595

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2009	2009	2008	2007
	US$	RMB	RMB	RMB
	(In thousands)			
Current				
Non-US	(2,560)	(17,477)	(16,158)	(21,048)
US	(433)	(2,951)	(7,584)	-
Deferred				
US	-	-	-	4,239
Non-US	-	-	-	-
	(2,993)	(20,428)	(23,742)	(16,809)

Deferred tax assets of the Group at December 31, 2009 and 2008 were as follows:

	2009	2009	2008
	US$	RMB	RMB
	(In thousands)		
Deferred tax assets-China			
Allowance for doubtful accounts	266	1,813	1,510
Inventory reserves	55	378	334
Depreciation	30	208	208
Total deferred tax assets- China	351	2,399	2,052
Deferred tax assets-USA	-	-	-
Total deferred Tax assets	351	2,399	2,052
Total deferred tax liabilities	-	-	-
Net deferred tax assets	351	2,399	2,052

Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2009. At December 31, 2009, the Group does not have any net operating loss carryforward.

There were no deferred tax liabilities at December 31, 2009.

The reconciliation of income tax computed using the PRC statutory rate of 15% in 2007, 2008 and 2009 to actual income tax expense is as follows:

	2009	2009	2008	2007
	US$	RMB	RMB	RMB
	(In thousands)			
Computed expected income tax	5,792	39,530	26,888	21,204
Impact of tax holiday of Jinpan China	(3,087)	(21,066)	(6,516)	(210)
Non-deductible losses	-	-	-	-
Effect of difference between the PRC and USA tax rate	298	2,032	4,698	(983)
Change in valuation allowance	-	-	-	(4,239)
Others	(10)	(68)	(1,328)	1,037
	2,993	20,428	23,742	16,809

Under ASC 740, the Group recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. At January 1, 2007, the Company applied ASC 740 to all tax positions and determined there were no material unrecognized tax benefits as of that date. In addition, there have been no material changes in unrecognized benefits since January 1, 2007. As a result, the adoption of ASC 740 did not have a material effect on the Company's financial condition, or results of operation.

10. BANK LOANS

Short-Term Bank loans comprised:	2009	2009	2008
	US$	RMB	RMB
		(In thousands)	
Short-term bank loans	-	-	80,000
Letters of credit	-	-	-
Less: current portion	-	-	(80,000)
	-	-	-

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 130.0 million. As of December 31, 2009, there was no outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 5.31% per annum for the year ended December 31, 2009. This facility will expire in September 2010 and we intend to extend the facility for another year. For a description of restrictions on dividend payments, see Item 8.A. Dividend Policy. Upon default on any material terms, any outstanding balance would be immediately due and payable.

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 90 million of which 40 million was included in a written agreement and RMB 50 million was an oral agreement. As of December 31, 2009, there was no outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China times 1.025. Our borrowings under this credit facility accrued interest at an average interest rate of 5.35% per annum for the year ended December 31, 2009. This credit facility will expire in June 2010 and we intend to renew this credit facility.

Hainan Jinpan has a credit facility of RMB 54.6 million (US$8.0 million) with the Nan Yang Commercial Bank. The letter of credit under this credit facility is guaranteed by Jinpan International. This credit facility bears interest at a floating rate of LIBOR times 1.025. As of December 31, 2009, there was no outstanding balance under this credit facility. This facility will expire in July 2010 and we intend to extend the facility for another year.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 173 million. This credit facility bears interest at LIBOR times 1.025. As of December 31, 2009, there was no outstanding balance under this credit facility. This facility will expire in September 2010 and we intend to extend the facility for another year.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 150 million. This credit facility bears interest at the prime rate declared by the Bank of China. As of December 31, 2009, there were no borrowings outstanding under this credit facility.

Jinpan Realty has a long term mortgage bank loan of 1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan was secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years. There was US$1.64 million outstanding as of December 31, 2009. The table below reflects the principal balance due for the next five years.

Year	2010	2011	2012	2013	2014
Principal Due	301,279	320,126	338,313	361,317	383,920

11. GOVERNMENT GRANTS

Since 1998, Hainan Jinpan received grants in advance from the local Chinese government based on its past business performance. Government grants are recorded as deferred revenue until the terms of the grants are met and approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 3.0 million, RMB 7.3 million and RMB 1.0 million respectively in 2009, 2008 and 2007, respectively.

12. DISTRIBUTION OF INCOME

According to its Articles of Association, Hainan Jinpan is required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on its net income as reported in the statutory accounts prepared in accordance with PRC GAAP. The maximum amount of the aggregate of these reserves is 50% of its registered capital. The amount of earnings Hainan Jinpan had available for distribution under PRC GAAP was approximately nil, RMB nil million and RMB 119 million in 2009, 2008 and 2007, respectively. As of December 31, 2007, Hainan Jinpan had reserved the maximum amount as required by the law and no reserves were required for the years ended December 31, 2008 and 2009. Jinpan China is not required to maintain reserves because there were no distributions of income for the years ended December 31, 2008 and 2009.

The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund represent appropriations made at the sole discretion of the Company's board of directors. The statutory reserve fund and enterprise expansion fund are used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Hainan Jinpan. During the years ended December 31, 2009, 2008 and 2007, the directors of Hainan Jinpan approved the following appropriations to reserves.

	2009	2009	2008	2007
	US$	RMB	RMB	RMB
Statutory reserve fund	-	-	-	2,265
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-
	-	-	-	2,265

The Company declared a cash dividend of US$0.12 per common share on February 6, 2009, which was paid in 2 installments, first on February 27, 2009 and then on July 10, 2009. The Company also declared

cash dividend of US$0.12 per Common Share in 2008 and 2007. These cash dividends declared reflect the effect of 2-for–1 stock split effected in February 2010.

13. COMMITMENTS AND CONTINGENT LIABILITIES

(1) Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2022. These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2009:

	US$	RMB
	(In thousands)	
2010	112	762
2011	68	461
2012	53	360
2013	52	358
2014	52	358
2015 after	424	2897
Total minimum lease payments	761	5,196

(2) Capital commitments

As of December 31, 2009, the Group has commitments of RMB 16,067,000 for the purchase of new plant and machinery.

(3) Employment contracts

The Group's employees in the PRC include engineers, technicians, management administrative personnel, marketing and sales personnel, and factory personnel while employees in U.S. include management, administration and marketing personnel. All of the employees except U.S. employees are contract employees and have entered into renewable employment contracts with the Group's applicable entities. Terms of the employment agreements with management, engineers, sales persons and technicians range from two to five years and terms of the employment agreements with support personnel range from six months to one year.

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2009:

	US$	RMB
	(In thousands)	
2010	1,688	11,528
2011	1,629	11,122
2012	1,332	9,093
2013	718	4,907
2014	227	1,554
Total minimum employment contract payments	5,594	38,204

(4) Licensee agreement

The Group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to manufacture, assemble, sell, and maintain the licensed products. Licensee expense was RMB 3.4 million, RMB 2.3 million and RMB 1.7 million for the years ended December 31, 2009, 2008, and 2007, respectively.

14. FINANCIAL INSTRUMENTS

Cash and cash equivalents

The carrying amount reported on the Consolidated Balance Sheets for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

Investments, accounts receivable, notes receivable, other receivables advance from customers and bank loans

The carrying value, as reported on the Consolidated Balance Sheets, of accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities, or their fair values.

15. CONCENTRATION OF RISK

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

The Group maintains cash and cash equivalents with the Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Nan-Yang Commercial Bank in the PRC and Citibank, N.A. in the U.S.

Concentrations of credit risk with respect to accounts receivable are minimal because the Group has many different customers. The Group also performs ongoing credit evaluations of its customers' financial conditions and, as a result, does not require collateral for Accounts Receivable.

The Group's allowance for doubtful accounts is based on the expected collectability of accounts receivable. Actual losses during 2009 were within management's estimates.

During 2009, the Group was dependent on two major suppliers Hexion (Bakelite AG) and Speed Fair (Xiamen) Co., Ltd. for cast resin, which accounted for 2.41% (2.0% in 2008) and 3.26% (1.3% in 2008) of total purchases, respectively. Additionally, the Group was dependent on three major suppliers: Wuhan Steel Processing Co., Ltd., Thyssenkrupp Electrical Steel GmbH, and AK Steel Corporation for silicon steel, which accounted for 31.5% (2008: 23.3%), 5.09% (2008: 7.2%) and 1.33% (2008: 1.24%) of total purchases, respectively. The Group is also dependent on TongLing Nonferrous Metals Group Inc., MKM Mansfelder Kupfer and Shanghai Congxin Electric Co. Ltd. for copper and aluminum, which accounted for 3.06% (2008: 10.6%) and 0.4% (2008: 1.03%) and 9.97% (2008: 4.93%) of total purchases, respectively.

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer. Sales to our largest customer accounted for 17.7%, 18.4% and 9.6% for years 2009, 2008 and 2007, respectively.

16. PENSION AND OTHER POST RETIREMENT BENEFITS

In the beginning of 2006, Jinpan USA set up a Simple IRA plan for its employees. The amounts employees contribute are tax deferred. Jinpan USA, has not made any contributions since 2006.

Hainan Jinpan and Jinpan China have a defined contribution retirement plan for their employees. As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan. All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employee's annual salary, respectively. Payment is made, on a monthly basis, to a PRC insurance

company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees. Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Hainan Jinpan and Jinpan China during the years ended December 31, 2009, 2008 and 2007 amounted to RMB 3.5 million, RMB 2.9 million and RMB 1.7 million, respectively.

17. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

We operate in one reportable segment, electrical distribution equipment, and we manufacture four product lines: cast resin transformer, switchgear, substation, and line reactors. We sell our products in the People's Republic of China, the United States, and Europe.

Geographic area data

	Year ended December 31			
	2009	**2009**	**2008**	**2007**
	US$	**RMB**	**RMB**	**RMB**
	(In thousands)			
Revenues from external customers:				
United States	9,917	67,679	60,622	45,545
Europe	13,809	94,241	77,550	-
PRC	135,153	922,383	948,703	857,816
	158,879	1,084,303	1,086,875	903,361
Property, Plant, and Equipment by area:				
United States	2,534	17,303	433	322
PRC	24,182	165,090	131,869	65,553
	26,716	182,393	132,302	65,875
Net Assets				
United States	43,305	295,640	304,078	317,722
PRC	92,634	632,414	427,204	285,852
	135,939	928,054	731,282	603,574

18 EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

On January 26, 2010, the Company declared a two-for one stock split to the shareholders of record as of February 5, 2010. Accordingly, all outstanding shares and per share data in all period presented have been restated to reflect the stock split.

Basic earnings per share for the years ended December 31, 2009, 2008 and 2007 was computed by dividing net income of RMB 197.7 million, RMB 139.7 million and RMB 123.8 million by the weighted average number of 16,028,152, 15,970,160 and 15,953,510 common shares outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2009, 2008 and 2007 was computed by dividing net income of RMB 197.7 million, RMB 139.7 million and RMB 123.8 million by the weighted average number of 16,269,440, 16,261,196 and 16,181,260 common shares outstanding, respectively. The weighted average number of shares includes potentially dilutive common shares, which reflect the dilutive effect of stock options, preferred shares and warrants. Reconciliation of the denominator is as follows:

	2009		2008		2007
Denominator for basic earnings per share – weighted average shares	16,028,152		15,970,160		15,953,510
Effect of dilutive securities:					
Convertible preferred stock	-		6,088		12,222
Exercisable stock options	216,026		251,020		215,528
Convertible warrants	25,262		33,928		-
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	16,269,440		16,261,196		16,181,260

19. EQUITY

As of December 31, 2009, 424,940 common shares have been repurchased at an aggregate cost of US$0.8 million, approximately RMB 6.8 million. The Company did not purchase any of its stock in the open market during 2008 and 2009.

The Company issued 12,000, nil and 141,634 shares respectively in 2007, 2008 and 2009 from its treasury shares to the employees who exercised their stock options.

The Company's convertible preferred stock ("preferred stock") is convertible at any time into common shares at the rate of 1-to-1 and each share of preferred stock entitles its holder to the same number of votes as a Common Share. In the event of the Company's liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common shares in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share.

(a) 1997 Stock Option Plan

A total of 1,000,000 common shares have been reserved for issuance under the Company's 1997 Stock Option Plan. The 1997 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 1997 Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 1997 Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. The vesting period is determined in each stock option agreement. Options shall be fully vested and become exercisable at the date vested. The maximum term of options granted under the 1997 Stock Option Plan is 10 years. We used the intrinsic value method under APB 25 and recognized no expense for options granted under this plan.

(b) Stock option transactions under 1997 stock option plan

In April and September 2007, an employee exercised a stock option to purchase total 8,000 common shares. The Company received US$14,200 from this exercise. In October, 2007, a director exercised a stock option to purchase 4,000 common shares. The Company received US$14,680 from this exercise. No options were exercised by employees during 2008. No options were exercised by directors during 2008 and 2009. During 2009 certain employees exercised stock options to purchase an aggregate of 78,000 shares of the Company's common stock. The Company received US$138,450 from these exercises.

(c) 2006 Stock Option Plan

In October 2006, the Company adopted the 2006 Stock Option Plan, under which 600,000 common shares have been reserved for issuance. The 2006 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 2006 Stock Option Plan is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 2006 Stock Option Plan must be at least equal to the fair market value of a Common Share on the date of grant. Options shall be fully vested and become exercisable on the date of vesting. The vesting period is determined in each stock option agreement. The maximum term of options granted under the 2006 Stock Option Plan is 10 years. We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model.

(d) Stock Option Transactions Under the 2007 Stock Option Agreement

In March, 2007, the Group entered into stock option agreements with certain of its directors and employees, to purchase an aggregate of 54,500 common shares. Options granted are exercisable at the price of US$9.035 per share and expire 5 years from the dated granted. The options are not transferable other than upon death and are exercisable from the date granted.

During 2009, certain current and previous employees exercised stock options to purchase 62,334 common shares. The Company received US$ 228,788 from these exercises.

In March 2008, the Company issued options to purchase 111,000 common shares. These options are exercisable at a price of US$11.65 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. The vesting dates range from the date of grant to January 1, 2011.

During 2009, certain employees exercised their options to purchase 37,300 common shares. The Company received US$ 434,545 from these exercises.

In April 2008, the Company issued options to purchase 21,500 common shares. Options granted are exercisable at the price of US$15.285 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. The options vested on January 1, 2009.

In December 2009, one employee exercised an option to purchase 4,000 common shares. The Company received US$61,140 from this exercise.

In February 2009, the Company issued stock options to purchase 207,200 common shares. Options granted are exercisable at a price of US$7.68 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. There were 74,000 shares vested on January 1, 2010 and, additionally, 133,200 shares vested on February 5, 2012.

(e) Warrants

In March, 2007, the Company issued warrants to purchase 200,000 common shares in connection with a private placement. This warrant is exercisable at a price of US$11.65 per share and expires on March 15, 2012.

(f) Common Shares Reserved for Options, Warrants and Preferred Stock.

		December 31, 2009		December 31, 2008
Warrants		200,000		200,000
Stock options		460,566		435,000
Preferred stock		-		6,088
Total		660,566		641,088

(g) Stock Option Activity

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. The weighted-average exercise price for options outstanding as of December 31, 2009 was US$7.03. The weighted-average remaining contractual life of those options 3.73 years.

(h) Option Valuation Assumptions

The following assumptions were used for calculating fair value of stock options:

	December 31, 2009	December 31, 2008	December 31 2007
Risk-free interest rate	1.37% to 1.62%	1.99% to 2.18%	4.00%
Average expected term (years)	3	3	3
Dividend yield	1.62%	0.96%	1.3%
Expected volatility	68.65% to 75.6%	60.62% to 60.64%	66.14%

The Company's calculation of expected volatility for the year ended December 31, 2009 was based on the historical volatility of the Company's stock price. We have adopted the guidance of ASC 718-10-S99-1 for purposes of determining the expected term for stock options. Due to limited historical data to rely upon, we use the "simplified" method in developing an estimate of expected term for stock options per ASC 718-10-S99-1. The interest rate is based on the U.S. Treasury yields in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

(i) Option Award Activity

A summary of the Company's stock option activities, and related information for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008		2007	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$
Outstanding at beginning of year	435,000	5.93	302,500	3.17	290,000	1.77
Granted	207,200	7.68	132,500	12.24	54,500	9.03
Exercised	(181,634)	4.21	-	-	(42,000)	1.17
Cancelled			-	-	-	-
Forfeited			-	-	-	-
Outstanding at the end of year	460,566	7.03	435,000	5.93	302,500	3.17
Exercisable at the year end	218,266	5.69	321,500	3.67	302,500	3.17
Weighted average grant-date fair value of options granted during the year	US$7.68		US$12.24		US$9.03	

A summary of the status of the Company's nonvested shares for the years ended December 31, 2009, 2008, 2007 are as follows

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value (US$)
Nonvested at January 1, 2007	-	
Granted	54,500	9.04
Vested	(54,500)	9.04
Forfeited	-	-
Nonvested at December 31, 2007	-	-
Granted	132,500	12.24
Vested	(19,000)	11.65
Forfeited	-	-
Nonvested at December 31, 2008	113,500	12.34
Granted	207,200	7.68
Vested	(78,400)	12.65
Forfeited	-	-
Nonvested at December 31, 2009	242,300	US$8.23

The Company recognized approximately RMB 6.2 million, RMB 0.7 million and RMB 1.6 million of compensation cost for the years ended December 31, 2009, 2008 and 2007, respectively. No income tax benefit was recognized for the years ended December 31, 2009, 2008 and 2007. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was RMB 14.9 million, nil and RMB 2.8 million, respectively. The total intrinsic value of options outstanding during the year ended December 31, 2009 was RMB 52.9 million. There were 88,817 shares of options exercised during the year 2009. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 were approximately RMB 6.4 million, RMB 1.5 million and RMB 5.2 million respectively. Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2009 and will be recognized in future years is RMB 2.6 million. The weighted average period of nonvested stock options that is expected to be recognized is 3 years.

The following table summarizes information with respect to options outstanding at December 31, 2009:

	Options	Outstanding
		Weighted Average
Exercise	Number	Remaining
Price	Outstanding	Contractual Life (in years)
US$ 1.77	94,000	3.73
US$ 3.67	36,000	4.04
US$ 9.03	32,166	2.19
US$11.65	73,700	3.30
US$15.28	17,500	3.30
US$7.68	207,200	4.10
	460,566	3.73

(j) Warrants Valuation Assumptions

On March 16, 2007, warrants to purchase 200,000 shares of the Company's common stock were issued to an investment bank . The exercise price of the warrants was US$ 11.65. The warrants expire on March 15, 2012. At December 31, 2009, all of these warrants were unexercised.

We measure the fair value of each warrant at the date of granting using the Black-Scholes option-pricing model. The Black-Scholes option pricing model was developed to estimate the fair value of traded warrants, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return.

The fair value of the warrants, issued in March 2007, in the amount of RMB 6.2 million, was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2007: risk-free interest rate was 4.47%, an expected dividend yield of 1.03%, the volatility factor of the expected market price of the common shares was 66.14%, and a weighted average contractual life of the warrants of 5 years.

20. SUBSEQUENT EVENT

a) Two-for-one stock split

One January 26, 2010, the Company announced a two-for-one forward stock split, applicable to shareholders of record at the close of business on February 5, 2010 with the distribution effective on February 15, 2010. As a result of the stock split, shareholders will receive one additional common share for every share held on the record date and our stock price was halved.

b) Cash Dividend

On January 29, 2010, the Company declared a cash dividend of US$0.14 per common share for the year 2010. The Company made the first distribution of US$0.07 per share on February 25, 2010, to shareholders of record on February 18, 2010. The second distribution will be made during the second half of the year.

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2009.

21. PARENT ONLY FINANCIAL INFORMATION

Below is the Company's Balance Sheet as of December 31, 2009 and Income Statement for the year then ended. This information is for Jinpan International Limited, the parent company only and is not on a consolidated basis.

Jinpan International Limited
Balance Sheet
(In thousands)

	December 31, 2009 RMB	2008 RMB
Cash and cash equivalents	5,895	438
Other Receivable	145	-
Prepaid Expense	94	94
Due from Subsidiaries	-	21,048
Investment in Subsidiaries	924,074	712,847
Total Assets	930,208	734,427
Accounts Payable	935	444
Professional Fee Payable	1,089	2,701
Due to Subsidiaries	130	-
Total Liabilities	2,154	3,145
Shareholders' Equity		
Common Stock	605	603
Common Stock- Warrants	6,232	6,232
Preferred Stock	-	1
Paid In Capital	281,106	270,927
Reserved	31,451	31,451
Retained Earnings	609,941	425,471
Accumulated other Comprehensive Income	3,339	3,122
Treasury Stock	(4,620)	(6,525)
	928,054	731,282
Total Liabilities and Shareholders' Equity	930,208	734,427

Jinpan International Limited
Income Statement
(In thousands)

	For the year ended December 31,		
	2009	2008	2007
	RMB	RMB	RMB
Earnings from Subsidiaries	231,441	176,178	151,337
General and Administration Expenses	(15,247)	(14,674)	(11,787)
Operating Profit	216,194	161,504	139,550
Other Income	1,959	1,915	1,045
Net Income Before Tax	218,153	163,419	140,595
Income Tax	(20,428)	(23,742)	(16,809)
Income After tax	197,725	139,677	123,786

22 QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2009 and 2008 is as follows:

	Quarter			
Fiscal 2009	**First**	**Second**	**Third**	**Fourth**
RMB				
Sales	221,135,274	279,185,232	299,586,510	284,396,047
Gross (loss) profit	79,989,507	129,993,215	130,934,447	117,568,790
Net (loss) income from continuing operations	31,943,839	59,305,372	63,873,852	42,601,582
Net (loss) income from discontinued operations		-	-	-
Net (loss) income	31,943,839	59,305,372	63,873,852	42,601,582
Earnings per share - Basic	2.00	3.70	3.98	2.65
Earnings per share - Diluted	1.99	3.66	3.88	2.62

	Quarter			
Fiscal 2008	**First**	**Second**	**Third**	**Fourth**
RMB				
Sales	170,236,616	285,531,662	314,270,857	316,836,273
Gross (loss) profit	53,359,683	97,353,392	98,638,816	95,636,309
Net (loss) income from continuing operations	17,170,994	42,509,792	36,201,314	43,795,158
Net (loss) income from discontinued operations	17,170,994	42,509,792	36,201,314	43,795,158
Net (loss) income				
Earnings per share - Basic	1.08	2.66	2.26	2.74
Earnings per share - Diluted	1.06	2.61	2.23	2.69

For more information:

Jinpan International Limited
4-1 No. 100 Nanhai Avenue
Jinpan Development Area
Haikou Hainan, 570216 P.R.C.
Tel: (86) 898 6681-1301
Fax: (86) 898 6681-3519

Jinpan International USA Limited
390 Veterans Boulevard
Carlstadt, NJ 07072
Tel: (201) 460-8778
Fax: (201) 460-8775

Ticker Symbol: JST
jst@jstusa.net
http://www.jstusa.net

C123456789

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1. Election of Directors:

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01 - Li Zhiyuan	☐	☐	02 - Ling Xiangsheng	☐	☐	03 - Stephan R. Clark	☐	☐
04 - Donald S. Burris	☐	☐	05 - Dr. Li Wen Zhang	☐	☐	06 - Dr. Cai Xu	☐	☐

2. To ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the 2010 fiscal year. For ☐ Against ☐ Abstain ☐

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01 8DOC

2010 Annual Meeting of Shareholders
of
Jinpan International Limited

Monday, September 27, 2010, 10:30 a.m. Beijing Time
No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216
People's Republic of China

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Jinpan International Limited

Notice of 2010 Annual Meeting of Shareholders

No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216
People's Republic of China

Proxy Solicited by Board of Directors for Annual Meeting — Monday, September 27, 2010

Li Zhiyuan and Jing Yuqing, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Jinpan International Limited to be held on Monday, September 27, 2010 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for the Board of Directors listed on the reverse side and FOR Proposal 2.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Li Zhiyuan	☐	☐	02 - Ling Xiangsheng	☐	☐	03 - Stephan R. Clark	☐	☐
04 - Donald S. Burris	☐	☐	05 - Dr. Li Wen Zhang	☐	☐	06 - Dr. Cai Xu	☐	☐

	For	Against	Abstain
2. To ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the 2010 fiscal year.	☐	☐	☐

3. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as names appears hereon. Joint Owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 1 0 1 6 5 3 2

01 SDPA

2010 Annual Meeting of Shareholders
of
Jinpan International Limited

Monday, September 27, 2010, 10:30 a.m. Beijing Time
No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216
People's Republic of China

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

JST

Proxy — Jinpan International Limited

Notice of 2010 Annual Meeting of Shareholders

No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216
People's Republic of China

Proxy Solicited by Board of Directors for Annual Meeting — Monday, September 27, 2010

Li Zhiyuan and Jing Yuqing, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Jinpan International Limited to be held on Monday, September 27, 2010 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for the Board of Directors listed on the reverse side and FOR Proposal 2.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)